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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                  VITALCOM INC
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    927917104
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                                 (CUSIP Number)

                                John E. Runnells
                            The Vertical Group, L.P.
                               25 DeForest Avenue
                            Summit, New Jersey 07901
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   May 8, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in proper formal shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).


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                                  SCHEDULE 13D
===============================================================================
CUSIP NO. 927917104                                          Page 2 of 7 Pages
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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    Vertical Fund Associates, L.P.
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                      (b) [ ]
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3             SEC USE ONLY
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4             SOURCE OF FUNDS*

                                    WC
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                [ ]
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
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NUMBER OF                   7   SOLE VOTING POWER
                                     323,241
SHARES                      ---------------------------------------------------
                            8   SHARED VOTING POWER
BENEFICIALLY
                            ---------------------------------------------------
OWNED BY                    9   SOLE DISPOSITIVE POWER
                                     323,241
EACH                        ---------------------------------------------------

REPORTING                   10  SHARED DISPOSITIVE POWER

PERSON WITH
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    323,241
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                      [ ]
-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                                    PN
===============================================================================

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                                  SCHEDULE 13D
===============================================================================
CUSIP NO. 927917104                                          Page 3 of 7 Pages
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    Vertical Life Sciences, L.P.
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3             SEC USE ONLY
-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                                    WC
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  [ ]
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
NUMBER OF        7   SOLE VOTING POWER
                          71,700
SHARES           --------------------------------------------------------------
                 8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY         --------------------------------------------------------------

EACH             9   SOLE DISPOSITIVE POWER
                          71,700
REPORTING
                 --------------------------------------------------------------
PERSON
                 10  SHARED DISPOSITIVE POWER
WITH
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    71,700
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                      [ ]
-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

                                    PN
===============================================================================

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                                  SCHEDULE 13D
===============================================================================
CUSIP NO. 927917104                                          Page 4 of 7 Pages
-------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    Stephen D. Baksa
-------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3             SEC USE ONLY
-------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                                    PF
-------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 [ ]
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
-------------------------------------------------------------------------------
NUMBER OF          7   SOLE VOTING POWER
                            0
SHARES
                   ------------------------------------------------------------
BENEFICIALLY
                   8   SHARED VOTING POWER
OWNED BY                    394,941
                   ------------------------------------------------------------
EACH
                   9   SOLE DISPOSITIVE POWER
REPORTING                   0

PERSON WITH        ------------------------------------------------------------

                   10. SHARED DISPOSITIVE POWER
                            394,941
-------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    394,941
-------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                       [ ]
-------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
-------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
                                    IN
===============================================================================

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         This Amendment No. 4 to Statement on Schedule 13-D ("Statement") with respect to the Common Stock, par value $0.001 per share, of VitalCom Inc. (the "Issuer") is filed jointly by Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences")(collectively, the "Partnerships") and Stephen D. Baksa ("Baksa")(the "Partnerships and Baksa are hereinafter sometimes referred to collectively as the "Reporting Persons") in order to amend
Item 2 of the Statement to change the business address of each of the persons listed therein to 25 DeForest Avenue, Summit, New Jersey 07901 and to amend Items 3 and 5 of the Statement (as heretofore amended) to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the close of business on May 8, 2000, Associates owned 323,241 shares of VCOM Common Stock, which it acquired at an aggregate cost of $1,534,472, and Life Sciences owned 71,700 shares of VCOM Common Stock, which it acquired at an aggregate cost of $161,325. All of the 394,941 shares of VCOM Common Stock collectively owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Of the total Shares beneficially owned by the Reporting Persons, 323,241 shares (approximately 4.0% of the total outstanding) are directly and beneficially owned by Associates, and 71,700 shares (approximately 0.9% of the total outstanding) are directly and beneficially owned by Life Sciences. Subject to the next succeeding paragraph, each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such Reporting Person.

         In addition, Group may be deemed to be the beneficial owner of all 394,941 Shares (approximately 4.9% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals may be deemed to be the beneficial owner of all 394,941 Shares (approximately 4.9% of the total outstanding) collectively owned

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by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

         (c) On or about May 8, 2000, Associates disposed of 17,441 Shares (with an aggregate cost basis of approximately $99,000) as an in-kind partnership distribution.

         (d) Not applicable.

         (e) On or about May 8, 2000, following the distribution described in
Item 5 (c) above, the Reporting Persons collectively ceased to own beneficially more than 5% of the outstanding shares of VCOM Common Stock.

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         SIGNATURE.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of
May 8, 2000                        VERTICAL FUND ASSOCIATES, L.P.
                                   BY: THE VERTICAL GROUP, L.P.
                                       General Partner



                                   By: /s/ John E. Runnells
                                       --------------------
                                       John E. Runnells
                                       General Partner


                                   VERTICAL LIFE SCIENCES, L.P.
                                   BY: THE VERTICAL GROUP, L.P.
                                       General Partner


                                   By: /s/ John E. Runnells
                                       --------------------
                                       John E. Runnells
                                       General Partner


                                       /s/ Stephen D. Baksa
                                       --------------------
                                       Stephen D. Baksa